UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended September 30, 2004

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	4/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled water for retail customers in the Cleveland, Ohio area.
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	12/2001	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.
Dominion Energy Terminal Company, Inc. ("DETC")	Energy Related	2/2003	Virginia	100%	Holder of 20% general partnership interest in Dominion Terminal Associates. Primarily engages in coal terminal services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
Dominion Resources, Inc. ("DRI")(a)
Dominion Energy, Inc. ("DEI")(a)
Dominion Storage, Inc. ("DSI")(a)
Dominion Energy Canada Limited ("DECL")(a)
Dominion Energy Clearinghouse Canada, Inc. ("DECCI")	Energy Related	11/2002	Alberta, Canada	100%	Trading, hedging and marketing of production for Canadian operations.
Dominion Nuclear Projects, Inc. ("DNPI")	Energy Related	8/2003	Virginia	100%	Manage development of new nuclear generation facilities.
Dominion Energy Kewaunee, Inc. ("DEK") (new)	Energy Related	10/2003	Virginia	100%	Proposed owner of Kewaunee nuclear power plant

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc. (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 100% of Greenbrier Pipeline Company, LLC. (b)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline.
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Indirectly owns Dominion Cove Point LNG, LP, a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

(a) Directly or indirectly holds interests in energy-related or gas-related companies.

(b) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

(c) Not used.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (d) (e)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

Cove Point	Short Term Note	$ 4,336,000	-	-	DRI	-	-
Tioga	Short Term Note	80,000	-	-	DRI	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
none	None

(d) The chart reflects net advances made by Lenders to Borrowers during the third quarter of 2004. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the Form U6B-2 filed as Exhibit B to the Dominion Resources, Inc. Rule 24 Certificate for the period ending September 30, 2004.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(e) All of the following DRI Money Pool activity occurred from July through September 2004 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance
Field Services	$45,015	$158,159	$153,327	$40,183
Dominion Iroquois, Inc.	(1,632)	23	--	(1,655)
Greenbrier	(28,499)	157	--	(28,656)
DOTEPI	(117,854)	423,209	128,062	(413,001)
DNGS	(19,518)	132	--	(19,650)
DAH	(6,736)	28	--	(6,764)

Additionally, as of September 30, 2004 there remained outstanding the following guarantees and letters of credit.

Guarantees
(In Thousands)

Company	Guarantor	Amount
Field Services	CNG	$223,100
DOTEPI	CNG	259,000
DNGS	CNG	265
DEMI	DRI	633,750
DECCI	DRI	205,700
DETC	DRI	26,560

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (f)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DTECH	Fairless Energy, LLC (g)	Engineering Services	$38,626	--	--	$38,626
DTECH	Kincaid Generation, LLC (h)	Engineering Services	$19,448	--	--	$19,448
Field Services	Dominion Transmission, Inc. (l)	Rental fees	$5,418,627	--	--	$5,418,627
Field Services	Dominion Exploration & Production, Inc. (m)	Fuel Management Services	$80,421	--	--	$80,421
Field Services	Dominion Appalachian Development, Inc. (n)	Fuel Management Services	$9,028	--	--	$9,028
Dominion Cove Point LNG, LP	Dominion Transmission, Inc. (o)	Engineering & Legal Services	$73,069	--	--	$73,069

(f) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(g) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(h) Services provided by DTECH to Kincaid Generation, LLC are provided pursuant to a service agreement dated June 1, 2004 in the form of Exhibit C attached hereto.

(i) Not used.

(j) Not used.

(k) Not used.

(l) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(m) Services provided at cost.

(n) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(o) Services provided by Dominion Cove Point LNG, LP to DTI are provided pursuant to service agreements dated January 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (f)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
The East Ohio Gas Company	Field Services (p)	Maintenance, Rebuild &Other Technical Services	$76,203	$9,275	--	$84,478
DTI	Field Services (q)	Operations & Maintenance Services	$89,549	$(2,115)	--	$87,434
DTI	Greenbrier (r)	Administration, Engineering, Operations & Maintenance Services	$(979)	$(5)	--	$(984)
DTI	DNGS (s)	Administration, Engineering, Operations & Maintenance Services	$2,926	$92	--	$3,018
DTI	Dominion Cove Point LNG, LP (t)	Engineering, Operations & Maintenance Services	$926,634	$144,215	--	$1,070,849
DTI	Tioga (u)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$81,787	$1,942	--	$83,729
Dominion Exploration & Production, Inc.	DOTEPI (v)	Operations & Maintenance of Gas Properties	$8,912,835	--	--	$8,912,835
Dominion Exploration & Production, Inc.	Stonewater Pipeline Company, LP (w)	Operations & Maintenance of Gas Properties	$55,893	--	--	$55,893
Virginia Power Energy Marketing, Inc.	DETC (x)	Business Operations Support	$26,987	--	--	$26,987

(p) Services provided by The East Ohio Gas Company to Field Services are provided pursuant to an agreement dated August 1, 2004 in the form of Exhibit D to the DRI Form U-9C-3.

(q) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(r) Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the CNG Form U-9C-3 filed for the first calendar quarter of 2001.

(s) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(t) Services provided by DTI to Dominion Cove Point LNG, LP are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(u) Services provided by DTI to Tioga Properties, LLC are provided pursuant to a service agreement dated July 2, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth calendar quarter of 2002.

(v) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(w) Services provided by Dominion Exploration & Production, Inc. to Stonewater Pipeline Company, LP are provided pursuant to a service agreement dated September 1, 2004 in the form of Exhibit B attached hereto.

(x) Services provided by Virginia Power Energy Marketing, Inc. to DETC are provided pursuant to a service agreement dated June 30, 2003 in the form of Exhibit D to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of September 30, 2004	$28,057,402(y)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,208,610		Line 2

Greater of $50 million or line 2		$4,208,610	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	2,739,382
Category 6	13,752
Category 7	9,474
Category 8	1
Category 9	26,561

Total current aggregate investment (z)		2,789,180	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		$1,419,430	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (aa)
Gas exploration and production	2,655,283
Gas sales and storage services	584,698
Gas transportation	54,634
		$3,294,615

(y) Includes short-term debt of $348,012.
(z) Includes guarantees of $866,010.
(aa) Includes guarantees of $482,365.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of September 30, 2004 and income statements for the three-months and nine-months ended September 30, 2004 for the following companies are filed under confidential treatment pursuant to Rule 104(b):

DAH
DETI
DCT
DOES
Wagram
DTECH
DEMI
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga
DETC
DECCI
DNPI
DEK

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

The form of service agreement, dated September 1, 2004 between Dominion Exploration & Production, Inc. and Stonewater Pipeline Company, LP. is attached as Exhibit B.

The form of service agreement, dated June 1, 2004 between Dominion Technical Solutions, Inc. and Kincaid Generation, LLC is attached hereto as Exhibit C.

The form of service agreement, dated August 1, 2004 between The East Ohio Gas Company and Dominion Field Services, Inc. is attached hereto as Exhibit D.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

By: /s/ James F. Stutts James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

By: /s/ James F. Stutts James F. Stutts Its Attorney

Dated: November 12, 2004

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2004 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
Director, Public Utility Accounting Virginia State Corporation Commission 1300 East Main Street Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 12th day of November 2004.

/s/ Sharon L. Burr
Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company

Exhibit B

September 1, 2004

Stonewater Pipeline Company, L.P.
14000 Quail Springs Parkway, Suite 600
Oklahoma City, Oklahoma 73134

Dominion Exploration & Production, Inc.
Four Greenspoint Plaza
16945 North Chase Drive, Suite 1750
Houston, TX 77060-2133

Gentlemen:

This Agreement is entered into by and between Dominion Exploration & Production, Inc. ("Providing Company"), a Delaware corporation and Stonewater Pipeline Company, L.P. ("Receiving Company"), a Texas Limited Partnership. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide accounting, operating, administrative, legal, geological, engineering, operational, maintenance, purchasing and such related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement, determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of September 1, 2004 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted,

Dominion Exploration & Production, Inc.

By: /s/ Dennis G. Millet Dennis G. Millet Vice President - Financial Management

Accepted and Agreed to:

Stonewater Pipeline Company, L.P.,
By it's General Partner, Stonewater Pipeline
Company of Texas, Inc.

By: /s/ Ronnie K. Irani
Ronnie K. Irani
Senior Vice President and General Manager - Western Operations

Exhibit C

SERVICE AGREEMENT
BETWEEN
DOMINION TECHNICAL SOLUTIONS AND
KINCAID POWER STATION

This document defines the services provided to Kincaid Power Station by Dominion Technical Solutions. These services are detailed in the chapters that follow. A pricing schedule and a contact listing for this agreement is provided.

Duration: This service agreement will be in effect from June 1, 2004 (or the actual execution date) through December 31, 2005. The Director - Electric Transmission Operations and the Director-F&H Station II must agree to any changes to this agreement.

Pricing: Pricing is based upon time and materials in accordance with the pricing schedules in Appendix "A". As you will note we have included SBU overheads and the SAP billing surcharge according to our agreement with the Virginia SCC for work with other affiliates within Dominion.

Requests: All work request for Engineering, Construction, Material Procurement, and Technical Services for substations by Dominion Technical Solutions shall be made by authorized station personnel. Initial contact can be made according to the contact listings in Appendix "B". A Letter of Authorization (LOA) for the work must be sent to the person on top of the contact listing even if the initial contact was by telephone. Emergency telephone numbers are provided for work request outside of normal business hours.

Billing: A WBS element will be set up that defaults to the Dominion Service Company for any work Dominion Technical Solutions may perform for Kincaid Power Station. The WBS element will be used for labor and SAP will be set up to add the appropriate overhead markups per the pricing schedule. Specific purchased materials will be charged directly to Kincaid Power Station at cost. The Service Company will automatically invoice Kincaid Power Station each month based upon any charges that have been made to the Kincaid Power Station WBS element. This invoice will be entered as revenue to the Dominion Technical Solutions income statement.

Service Agreement Approvals

/s/ David W. Roop Director Electric Transmission Operations	/s/ Carl J. Saladino Director-F&H Station II

SERVICES PROVIDED BY DOMINION TECHNICAL SOLUTIONS
TO
KINCAID POWER STATION

TABLE OF CONTENTS

Chapter 1.0 Dominion Technical Solutions

1.1 System Protection Engineering Services
1.2 Substation Engineering Services
1.3 Project Management Support Services
1.4 Construction Support Services
1.5 Electrical Equipment Support Services
1.6 System Protection Support Services

Appendix "A" Dominion Technical Solutions Pricing Schedule

Appendix "B" Contact Listing

1.0 Dominion Technical Solutions

Description of Services Provided

Dominion Technical Solutions provides the following Engineering, Project Management, Construction and Technical Support services on a routine or "as requested" basis:

1.1 System Protection Engineering - Protection and Control Design, including the related engineering and construction specifications, cost estimating, applications analysis, communications paths, and Computer Aided Design and Drafting (CADD).

1.2 Substation Engineering - Design engineering and construction specifications for substation additions/modifications.

1.3    Project Management and Support - Provides turnkey project management for construction of transmission lines and substations. Permitting, routing, scheduling, surveying, real estate acquisition, Materials Management, and cost tracking and analysis.

1.4 Construction Support Services - Direct construction activities which includes scheduling, tracking, and staging of materials, construction development, and selection of contractors.

1.5 Electrical Equipment Technical Support Services

    Provide Oil Quality testing services on GSU, Station Service transformers, Reserve Station Service transformers, and Substation Power Transformers.

    Provide transformer oil dissolved gas analysis (DGA) lab testing and interpretation of test results on a routine basis.

    Initial test data and all future test sample data will be included in Transmission Field Operations - Substations DGA database and trended accordingly.

    Provide transformer maintenance technical support services.

    Provide circuit breaker maintenance technical support services.

    Provide oil processing technical support services.

    Maintain electrical equipment nameplate data in the Transmission Operations Substations equipment database.

    Provide thermal scan support for the electrical system including labor and scan equipment

    Provide Station control battery testing services

    Provide Station ground grid testing services

1.6 Protective Relaying Technical Support Services

    Perform routine testing of protective relays. This includes inspection, as found tests, application of settings, calibration, cleaning, and documentation.

    Perform routine operational checks of protective relay control schemes.

    Perform routine testing of transformer gauges and alarms.

    Insulation testing of protective relay and control circuits.

    Perform Current and Potential Transformer ratio and insulation tests.

    Provide special test such as generator synchronizing relay verification, electrical disturbance analyzer installation, temporary fault recorder installation and remote interrogation of microprocessor relays.

    Respond to technical questions and request for technical support from station personnel.

    Provide lab services such as repair of broken relays, relay evaluations, and investigate problems with relays

Service Level Provided

Services requested by the customer will be provided as needed. If the requested services are required on site, an advance notice of one week will be required prior to date the services are needed. If the on site services requested are delayed or canceled without prior notice, all cost incurred will be billed.

Transformer oil dissolved gas analysis (DGA) services will be scheduled through Electric Transmission Field Operations - Substations computerized maintenance management system (CMMS) at the intervals set by the customer. Oil syringes will be provided to the customer and should be returned within 2 weeks. The test results and the interpretation of those results should be available within 30 days. This service will be billed on a per sample basis.

Pricing Schedule

See Appendix "A"

Request for Service

See Appendix "B"

Service Agreement Approval

/s/ David W. Roop Director Electric Transmission Operations	/s/ Carl J. Saladino Director-F&H Station II

Exhibit D

August 1, 2004

Dominion Field Services, Inc.
140 W. Main Street
Clarksburg, WV 26301

Gentlemen:

This Agreement is entered into by and between The East Ohio Gas Company ("Providing Company"), an Ohio corporation and Dominion Field Services, Inc. ("Receiving Company"), a Delaware corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide equipment maintenance and rebuild services and such other technical and related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of August 1, 2004 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted,
The East Ohio Gas Company
By: /s/ Maxwell R. Schools, Jr. Maxwell R. Schools, Jr. Controller

Accepted and Agreed to:

Dominion Field Services, Inc.

By: /s/ Joseph C. McCann
Joseph C. McCann
Controller